Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Announces Filing of Financial Statements, MD&A, Annual Information Form and Annual Report on Form 40-F

Vancouver, British Columbia – February 28, 2022 – GoldMining Inc. (the "Company") (TSX: GOLD; NYSE AMERICAN: GLDG) announces the filing of its annual financial statements, management's discussion and analysis (“MD&A”), annual information form for the year ended November 30, 2021 (the "Annual Filings") and its annual report on Form 40-F (the "Form 40-F").

The Annual Filings, which include information regarding the Company's financial position, operations and projects for the fiscal year, are available under the Company's profile on SEDAR (www.sedar.com), on EDGAR (www.sec.gov/EDGAR) and on the Company's website (www.goldmining.com). The Form 40-F is available under the Company's profile on EDGAR.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas.  Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. The Company also owns 20 million shares of Gold Royalty Corp. (NYSE American: GROY).

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com